UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Santander Mexico Financial Group, S.A.B. de C.V.
(Name of Issuer)

Series B Shares
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

MXP690491412
(ISIN Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)
[     ]           Rule 13d-1(c)
[     ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A ISIN No. MXP690491412	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Carmignac Gestion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 179,996,2201
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 179,996,220
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,996,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON FI

1 We hold 35,999,244 ADRs and each ADR represents five Series B Shares.

CUSIP No. N/A ISIN No. MXP690491412	Page 3 of 5 Pages

Item 1.	(a) Name of Issuer:
Santander Mexico Financial Group, S.A.B. de C.V.

(b)	Address of Issuer’s Principal Executive Offices:

Avenida Prolongación Paseo de la Reforma 500 Colonia Lomas de Santa Fe Delegación Álvaro Obregón 01219 México, D.F. United Mexican States

Item 2.	(a) Name of Persons Filing:

Carmignac Gestion

(b)	Address of Principal Business Office or, if none, Residence :

24 Place Vendome Paris, France 75001

(c)	Citizenship:

France

(d)	Title of Class of Securities:
Series B shares

(e)	CUSIP Number: There is no CUSIP number for the Series B shares. The ISIN Number of the Series B shares is MXP690491412.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

CUSIP No. N/A ISIN No. MXP690491412	Page 4 of 5 Pages

	(j)	[X ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
	(b)(1)(ii)(J), please specify the type of institution:	Carmignac Gestion is an investment adviser organized under the laws of France.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
179,996,220

	(b)	Percent of Class:
5.4%

	(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:
179,996,220

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of:
179,996,220

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable
Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

No Applicable

CUSIP No. N/A ISIN No. MXP690491412	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CARMIGNAC GESTION

By:	/s/ Cyril Billioud
	Name:	Cyril Billioud
	Title:	Head of Legal Department